

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Josh Hirsberg
Executive Vice President, Chief Financial Officer and Treasurer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas , NV 89169

> **Re: Boyd Gaming Corporation**
> **Form 10-K for the year ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-12882**

Dear Mr. Hirsberg:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2020

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Key Performance Indicators, page 26

1. We note that you have identified several key performance measures to evaluate your gaming revenues. In the past few annual reports, we note that your disclosures have gone away from quantifying such measures and discussing the fluctuations and underlying contributing factors. Please clarify and/or consider revising future filings to resume discussion of these key performance measures and any material changes from period to period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Tony McDuffie